Monza Ventures Inc.
1018 Huguang Rd., Chang Chun
China, 130012
949-419-6588
F: 949-272-0088

November 10, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Lilyanna L. Peyser,
Staff Attorney


RE: Monza Ventures Inc.
Form 10-K/A for the Fiscal Year Ended November 30, 2010
Filed March 16, 2011
File No. 000-51976


Form 10-K for the Fiscal Year Ended November 30, 2010

General

1. Page numbers have now been included.

2. The forward stock split became effective on May 12, 2011 and revisions have been throughout the document.

3. We were contemplating changing the name to Arize Nutritional
Gum but it never became effective. We apologize for the confusion.

Cover Page

4. The common stock registered has now been included on the cover page.

5.The business section and risk factors has been revised to include shell company information.

About Our Company

6. This section has been clarified and revised.

7. The word "prospectus" has been replaced with the word "filing".

Item 1A: Risk Factors

8. The second and third sentences have been deleted.

Item 5: Market for Common Equity...

9. The price of $10.25 that was quoted was incorrect. New high and low prices have been included.

Item 7: Management's Discussion and Analysis..

10. The professional fees we anticipate paying in the next twelve months are audit fees.

11. This section has been revised to describe the efforts we have undertaken and currently are undertaking to pursue such alternatives and the current state of such efforts.

Liquidity and Capital Resources

12. The reason for the decrease has been clarified.

13. Note 5 has been revised to discuss all known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

Item 9A: Controls and Procedures
Management's Report on Disclosure Controls and Procedures

14. The Management's Report on Disclosures Controls and Procedures and Management's Report On Internal Control Over Financial
Reporting has been completely revised. It states that our disclosure controls and procedures is not effective.

15. We have revised the disclosure controls and procedures in Form 10-Q period ending February 28, 2011 and May 30, 2011.

16. This statement has been revised.

Inherent limitations on effectiveness of controls

17. It is now revised to state that these limitations do not impact the conclusion regarding effectiveness of our internal control over financial reporting.

Item 10. Directors, Executive Officers, Promoters..

Officers and Directors

18.The Officers and Directors section has been revised to include specific experience qualifications, attributes and skills that led to the conclusion that the individual should serve as director.

Involvement in certain legal proceedings

19. The legal proceedings section has been revised.

Code of Ethics

20. The code of ethics is now attached to this amendment.

Item 12: Security Ownership of Certain Beneficial..

Certain Relationships and Related Transactions

21.Certain Relationships and Related Transactions has been revised.

Item 13: Exhibits

22.Exhibits have been taken out of the text and been filed as separate exhibits.

Item 14: Principal Accountant Fees and Services

23. Item 14 has been revised.

Signatures

24.The signature block has been revised.

Exhibit 31

25.Exhibit 31 has been revised to include a separate certification for our principal financial officer.

26. Paragraph 4(d) has been revised.

Form 10-Q/A for the period ended February 28, 2011

Exhibit 31.1 and 32.1

27.Exhibit 31.1 and 32.1 have been revised.

Form 10-Q/A for the quarterly period ended May 31, 2011

28.Chen Wang resigned as President, Chief Executive Officer and Principal Financial Officer and Greg Thompson was appointed as President, Director, Chief Executive Officer and Principal Financial Officer.

29.Signature page has been revised.

Exhibit 31.1

30.Exhibit 31 has been revised.

31. The certification has now been signed by the Principal
Financial Officer.

The Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Regards,

/s/Greg Thompson
Greg Thompson